EXHIBIT 77D

     For RiverSource Income Builder Basic Income Fund, RiverSource Income Builder Moderate Income Fund, and RiverSource Income Builder Enhanced Income Fund:

     At a Board meeting held on April 11-12, 2007, the non-fundamental investment policy that relates to margin and selling short was revised to state that the funds will not buy on margin or sell short, except in connection with derivative instruments.